RAYTEC DEVELOPMENT CORP.
#1104-750 West Pender Street
Vancouver, BC
V6C 2T8
Tel (604) 683-8610
Fax (604) 683-4499

APR 2 7 2004
WASH. D.C. 181 SECTION

April 19, 2004

United States Securities
and Exchange Commission
Division of Corporation Finance
450 Fifth Street N.W.
Washington, D.C.
20549

04024672

Exemption Number 82-3553

Dear Sirs:

SUPPL

Re: Raytec Development Corp.
British Columbia, Canada
12g3-2(b) Exemption - 82-3553

Please find enclosed additional documents required to be filed in connection with the above Exemption.

In this report I enclose the following:

PROCESSED
MAY 04 2004
THOMSON FINANCIAL

1. News Release dated February 14, 2004;
2. News Release dated February 17, 2004;
3. News Release dated February 17, 2004;
4. BC Form 53-901F dated February 17, 2004;
5. News Release dated March 9, 2004;
6. BC Form 53-901F dated March 9, 2004;
7. TSX Venture Exchange acceptance letter dated March 8, 2004 re private placement;
8. BC Form 45-103F4 dated March 14, 2003 re private placement;
9. Advance Notice of Annual General Meeting;
10. Notice of Annual General Meeting, Information Circular, Proxy and Supplemental Card;
11. Notice of Change of Auditor Package;
12. Audited Financial Statements for the year ended October 31, 2003;
13. Quarterly report for the quarter ended January 31, 2004.

I trust you will find the enclosed to be in order and if you have any questions please do not hesitate to contact the undersigned.

Yours truly,

RAYTEC DEVELOPMENT CORP.
Per:
Toni Vodola
Corporate Secretary
Enclosures

dw 5/4

#82-3553

RAYTEC DEVELOPMENT CORP.

#1104-750 West Pender Street
Vancouver, BC
V6C 2T8
Tel: (604) 683-8610
Fax: (604) 683-4499

Trading Symbol: **TSX-V: RAY**
US: RAYTF

NEWS RELEASE

FINANCIAL HIGHLIGHTS

VANCOUVER, BC – April 14, 2004 --- Raytec Development Corp. (the "Company") is pleased to report a net income $77,929 on total revenues of $792,840 during the first quarter ended January 31, 2004. This compares to a net loss of $250,321 on total revenues of $1,116,587 during the first quarter of the last fiscal year.

Earning for the first quarter included an exchange gain of $163,777 as compared to an exchange gain of $71,628 during the first quarter of the last fiscal year. Included in the determination of net income for both the current quarter and the first quarter of the last fiscal year are expenses associated with Avantec Technologies Inc. a subsidiary of the company. The Company currently holds a 73% interest in Avantec represented by 29,300,000 shares with a current fair market value of $0.20 per share for a total market valuation of $5,860,000. The Company continues to support Avantec's efforts in developing products and product registrations using its patented dry media chlorine dioxide technology. Development expenses for Avantec were $73,212 for the first quarter as compared to $60,680 during the first quarter of the last fiscal year.

The Company's working capital deficiency at January 31, 2004 was $1,884,415. Subsequent to January 31, 2004 the Company completed two private placements to net $790,304. Of this amount $490,484 was received prior to January 31, 2004 and will not effect the determination of working capital. Further long-term debt in the amount of $894,747 was included in the determination of working capital. The company continues to work with its creditors and is current with its scheduled payments. After giving effect to the private placement and the re-classification of its long-term debt to current the Company's working capital deficiency would have been $689,848.

FINANCIAL HIGHLIGHTS

For The Three Month Period Ended January 31

	2004	2003
Sales	$ 792,840	$ 1,116,587
Operating Earnings before Amortization and Interest	$ 125,407	$ (165,241)
Earnings per Share	$ 0.01	$ (0.01)

According to Robert Thompson, President of Raytec Corporation a subsidiary of the company, "The return to profitability of our operating subsidiary is a significant milestone for our shareholders. Our interests can slowly shift towards regaining market share as well as capitalizing on our new innovative products developed with Avantec pending EPA registration in the United States".

About Raytec Development Corp. (RAY)
Established in 1979, Raytec currently ranks as the leading manufacturer, developer and marketer of perishable-food control systems for the North America commercial grocery industry. Clients include such household names as: Albertson's, Fred Meyers, Lowes Foods, Safeway and Winn-Dixie. Raytec's technologies help the food industry improve profit margins by reducing product loss, enhancing product quality and controlling safe food processing.

About Avantec Technologies Inc. (AVV)
AVV is a manufacturer of specialty antimicrobials with particular emphasis on dry-media chlorine dioxide. It's leading product, Sani-T-Bag™, has EPA registration as a biocide for cooling towers and allows for the safe and low cost production of chlorine dioxide for a variety of uses, such as hard surface disinfecting, food processing, odor control, and in controlling the ripening and shrinkage of produce. The Company is also expecting registration for hard surface sanitation. AVV's manufacturing and laboratory facilities are located in Columbus, OH.

RAYTEC DEVELOPMENT CORP.

Per: "Jerry A. Minni"

Jerry A. Minni, President & CEO

#82-3553

RAYTEC DEVELOPMENT CORP.

#1104-750 West Pender Street
Vancouver, BC
V6C 2T8
Tel: (604) 683-8610
Fax: (604) 683-4499

WEBSITE - http://www.raytecnet.com
Trading Symbol: TSX-V: RAY
Pink Sheet: RAYTF

NEWS RELEASE

VANCOUVER, BC – February 17, 2004 --- Raytec Development Corp. (the "Company") is pleased to announce that, subject to regulatory acceptance, it has arranged a private placement with a director of the Company in the amount of 1,000,000 units of the Company at a price of $0.15 per unit for gross proceeds of $150,000. Each unit consists of one common share and one non-transferable share purchase warrant. One warrant entitles the holder to purchase one additional common share at an exercise price of $0.19 per share for a period of two years from the date of issuance of the units. If the warrants are exercised an additional $190,000 will be realized. The subscription proceeds will be used for general working capital purposes.

About Raytec Development Corp.
Established in 1979, Raytec currently ranks as the leading manufacturer, developer and marketer of perishable food control systems for the North American commercial grocery industry. Clients include such household names as Albertson's, Fred Meyer, Lowes Foods, Safeway and Winn-Dixie. Raytec's technologies help the food industry improve profit margins by reducing product loss, enhancing product quality and controlling safe food processing.

RAYTEC DEVELOPMENT CORP.

Per: "JERRY A. MINNI"

Jerry A. Minni, President

THE TSX VENTURE EXCHANGE HAS NOT REVIEWED AND DOES NOT ACCEPT RESPONSIBILITY FOR THE ADEQUACY OR ACCURACY OF THIS RELEASE.

\# 82-3553

RAYTEC DEVELOPMENT CORP.

#1104-750 West Pender Street
Vancouver, BC
V6C 2T8
Tel: (604) 683-8610
Fax: (604) 683-4499

Trading Symbol: **TSX-V: RAY**
US: RAYTF

NEWS RELEASE

GREG T. BOYLE JOINS THE AVANTEC TEAM

VANCOUVER, BC – **February 17, 2004** — Raytec Development Corp. (the "Company") is pleased to announce that Greg T. Boyle has been appointed a Director of Sales for the Company's subsidiary Avantec Technologies Inc. ("Avantec") Mr. Boyle has over 20 years of sales and marketing experience in consumer markets particularly in institutional food business and food safety. He has been successful in launching new products for Fortune 500 companies as well as small niche businesses. Greg Boyle's past work experience includes Carnation Company (Nestlé), Dixie Consumer Products (Georgia Pacific) and Deblinger Associates (Brokers for Ragú spaghetti sauce). Most recently, Greg has been Principal of BBL Distributors LLC, a company dedicated to marketing diversified perishable food products and food supplies.

According to Bernardo N. Rico, President & CEO of Avantec, "Greg brings to Avantec a combination of experience and skills well-suited to take the company's products to new markets including the development of a national distribution organization". Mr. Boyle's initial focus will be to expand the use of Avantec's dry-media chlorine dioxide technology beyond the current uses in industrial cooling towers. Mr. Boyle has a BS in Business Administration from Marist College (Poughkeepsie, NY).

Avantec has granted stock options to Greg Boyle under its stock option plan in the amount of 500,000 shares in the capital stock of the Company exercisable at a price of $0.25 per share until February 17, 2008.

About Raytec Technologies Inc. (RAY)
Established in 1979, Raytec currently ranks as the leading manufacturer, developer and marketer of perishable-food control systems for the North America commercial grocery industry. Clients include such household names as: Albertson's, Fred Meyers, Lowes Foods, Safeway and Winn-Dixie. Raytec's technologies help the food industry improve profit margins by reducing product loss, enhancing product quality and controlling safe food processing.

About Avantec Technologies Inc. (AVV)
AVV is a manufacturer of specialty antimicrobials with particular emphasis on dry-media chlorine dioxide. It's leading product, Sani-T-Bag™, has EPA registration as a biocide for cooling towers and allows for the safe and low cost production of chlorine dioxide for a variety of uses, such as hard surface disinfecting, food processing, odor control, and in controlling the ripening and shrinkage of produce. The Company is also expecting registration for hard surface sanitation. AVV's manufacturing and laboratory facilities are located in Columbus, OH.

RAYTEC DEVELOPMENT CORP.

Per: *"Jerry A. Minni"*

Jerry A. Minni, President & CEO

THE TSX VENTURE EXCHANGE HAS NOT REVIEWED AND DOES NOT ACCEPT RESPONSIBILITY FOR THE ADEQUACY OR ACCURACY OF THIS RELEASE.

#82-3553

BC FORM 53-901F (Previously Form 27)
FORM 27 (ALBERTA)

SECURITIES ACT

MATERIAL CHANGE REPORT UNDER SECTION 85(1) OF THE SECURITIES ACT (BRITISH COLUMBIA) AND SECTION 146(1) OF THE SECURITIES ACT (ALBERTA)

ITEM 1 REPORTING ISSUER

RAYTEC DEVELOPMENT CORP.
#1104-750 West Pender Street
Vancouver, BC
V6C 2T8
Tel: (604) 683-8610
Fax: (604 683-4499

ITEM 2 DATE OF MATERIAL CHANGE

February 17, 2004

ITEM 3 NEWS RELEASE

February 17, 2004 through the facilities of the TSX Venture Exchange.

ITEM 4 SUMMARY OF MATERIAL CHANGE

Unit Private Placement

ITEM 5 FULL DESCRIPTION OF MATERIAL CHANGE

Raytec Development Corp. (the "Company") is pleased to announce that, subject to regulatory acceptance, it has arranged a private placement with a director of the Company in the amount of 1,000,000 units of the Company at a price of $0.15 per unit for gross proceeds of $150,000. Each unit consists of one common share and one non-transferable share purchase warrant. One warrant entitles the holder to purchase one additional common share at an exercise price of $0.19 per share for a period of two years from the date of issuance of the units. If the warrants are exercised an additional $190,000 will be realized. The subscription proceeds will be used for general working capital purposes.

ITEM 6 RELIANCE ON SECTION 85(2) OF THE SECURITIES ACT (BC) AND SECTION 146(2) OF THE SECURITIES ACT (ALBERTA)

N/A

ITEM 7 OMITTED INFORMATION

N/A

ITEM 8 SENIOR OFFICERS

Jerry Minni – Director, Tel., 604-683-8610
Toni Vodola – Secretary Tel., 604-681-1194

ITEM 9 STATEMENT OF SENIOR OFFICER

The foregoing accurately discloses the material change referred to in this report.

Dated at Vancouver, B.C. this 17th day of February, 2004.

JERRY A. MINNI, Director

IT IS AN OFFENCE UNDER THE SECURITIES ACT, THE SECURITIES REGULATION AND THE ALBERTA SECURITIES COMMISSION RULES FOR A PERSON OR COMPANY TO MAKE A STATEMENT IN A DOCUMENT REQUIRED TO BE FILED OR FURNISHED UNDER THE ACT OR THE REGULATIONS THAT, AT THE TIME AND IN THE LIGHT OF THE CIRCUMSTANCES UNDER WHICH IT IS MADE, IS A MISREPRESENTATION.

#82-3553

RAYTEC DEVELOPMENT CORP.

#1104-750 West Pender Street
Vancouver, BC
V6C 2T8
Tel: (604) 683-8610
Fax: (604) 683-4499

WEBSITE - http://www.raytecnet.com
Trading Symbol: TSX-V: RAY
Pink Sheet: RAYTF

NEWS RELEASE

RAYTEC DEVELOPMENT CORP. COMPLETES UNIT PRIVATE PLACEMENT

VANCOUVER, BC – March 9, 2004 --- Raytec Development Corp. (the "Company") is pleased to announce that, further to its news release dated February 17, 2004, it has completed a private placement of 1,000,000 units at a price of $0.15 per unit to a director of the Company. Each unit consisting of one common share in the capital of the Company and one non-transferable share purchase warrant. One such warrant entitles the holder thereof to purchase an additional common share of the Company for a period of two years at a price of $0.19 per share. The securities issued pursuant to the private placement are subject to a hold period expiring July 8, 2004.

Pursuant to Section 111 of the Securities Act and Section 174 of the Securities Rules, Jerry Minni, Certified General Accountant, of Vancouver, British Columbia, is the beneficial owner of 10% or more of the outstanding securities of the Company and pursuant to the private placement Mr. Minni acquired an additional 1,000,000 common shares and 1,000,000 share purchase warrants of the Company representing an additional 2% or more of the issued and outstanding shares of the Company. Mr. Minni now holds 42% of the issued and outstanding common shares of the Company, such securities listed and trading on the TSX Venture Exchange. If Mr. Minni exercises all of his warrants, he will hold 51% of the total fully diluted issued and outstanding capital of the Company. Mr. Minni acquired the said securities for investment purposes only. It is his intention to evaluate the investment and to increase and decrease his holdings as circumstances require. Mr. Minni is not acting jointly or in concert with any other persons to increase the ownership or beneficial ownership of, or control or direction over, any of the securities of the Company. Mr. Minni does not have a present intention to purchase additional securities of the Company but may do so in the future.

A report of this acquisition will be filed with the British Columbia Securities Commission pursuant to section 111 of the BC Securities Act. A copy of this report may be obtained by contacting Jerry Minni, Director, c/o, Raytec Development Corp., Suite 1104-750 West Pender Street, Vancouver, British Columbia, V6C 2T8, telephone, 604-681-8610.

About Raytec Development Corp.

Established in 1979, Raytec currently ranks as the leading manufacturer, developer and marketer of perishable food control systems for the North American commercial grocery industry. Clients include such household names as Albertson's, Fred Meyer, Lowes Foods, Safeway and Winn-

Dixie. Raytec's technologies help the food industry improve profit margins by reducing product loss, enhancing product quality and controlling safe food processing.

RAYTEC DEVELOPMENT CORP.

Per: "JERRY A. MINNI"

Jerry A. Minni, President

THE TSX VENTURE EXCHANGE HAS NOT REVIEWED AND DOES NOT ACCEPT RESPONSIBILITY FOR THE ADEQUACY OR ACCURACY OF THIS RELEASE.

82-3553

BC FORM 53-901F (Previously Form 27)
FORM 27 (ALBERTA)

SECURITIES ACT

MATERIAL CHANGE REPORT UNDER SECTION 85(1) OF THE SECURITIES ACT (BRITISH COLUMBIA) AND SECTION 146(1) OF THE SECURITIES ACT (ALBERTA)

ITEM 1 REPORTING ISSUER

RAYTEC DEVELOPMENT CORP.
#1104-750 West Pender Street
Vancouver, BC
V6C 2T8
Tel: (604) 683-8610
Fax: (604 683-4499

ITEM 2 DATE OF MATERIAL CHANGE

March 8, 2004

ITEM 3 NEWS RELEASE

March 9, 2004 through the facilities of the TSX Venture Exchange.

ITEM 4 SUMMARY OF MATERIAL CHANGE

Completion of Unit Private Placement

ITEM 5 FULL DESCRIPTION OF MATERIAL CHANGE

Raytec Development Corp. (the "Company") is pleased to announce that, further to its news release dated February 17, 2004, it has completed a private placement of 1,000,000 units at a price of $0.15 per unit to a director of the Company. Each unit consisting of one common share in the capital of the Company and one non-transferable share purchase warrant. One such warrant entitles the holder thereof to purchase an additional common share of the Company for a period of two years at a price of $0.19 per share. The securities issued pursuant to the private placement are subject to a hold period expiring July 8, 2004.

Pursuant to Section 111 of the Securities Act and Section 174 of the Securities Rules, Jerry Minni, Certified General Accountant, of Vancouver, British Columbia, is the beneficial owner of 10% or more of the outstanding securities of the Company and pursuant to the private placement Mr. Minni acquired an additional 1,000,000 common shares and 1,000,000 share purchase warrants of the Company representing an additional 2% or more of the issued and outstanding shares of the Company. Mr. Minni now holds 42% of the issued and outstanding common shares of the Company, such

securities listed and trading on the TSX Venture Exchange. If Mr. Minni exercises all of his warrants, he will hold 51% of the total fully diluted issued and outstanding capital of the Company. Mr. Minni acquired the said securities for investment purposes only. It is his intention to evaluate the investment and to increase and decrease his holdings as circumstances require. Mr. Minni is not acting jointly or in concert with any other persons to increase the ownership or beneficial ownership of, or control or direction over, any of the securities of the Company. Mr. Minni does not have a present intention to purchase additional securities of the Company but may do so in the future.

A report of this acquisition will be filed with the British Columbia Securities Commission pursuant to section 111 of the BC Securities Act. A copy of this report may be obtained by contacting Jerry Minni, Director, c/o, Raytec Development Corp., Suite 1104, 750 West Pender Street, Vancouver, British Columbia, V6C 2T8, telephone, 604 681-8610.

ITEM 6 RELIANCE ON SECTION 85(2) OF THE SECURITIES ACT (BC) AND SECTION 146(2) OF THE SECURITIES ACT (ALBERTA)

N/A

ITEM 7 OMITTED INFORMATION

N/A

ITEM 8 SENIOR OFFICERS

Jerry Minni – Director, Tel., 604-683-8610
Toni Vodola – Secretary Tel., 604-681-1194

ITEM 9 STATEMENT OF SENIOR OFFICER

The foregoing accurately discloses the material change referred to in this report.

Dated at Vancouver, B.C. this 9th day of March, 2004.

"JERRY A.MINNI"

JERRY A. MINNI, Director

IT IS AN OFFENCE UNDER THE SECURITIES ACT, THE SECURITIES REGULATION AND THE ALBERTA SECURITIES COMMISSION RULES FOR A PERSON OR COMPANY TO MAKE A STATEMENT IN A DOCUMENT REQUIRED TO BE FILED OR FURNISHED UNDER THE ACT OR THE REGULATIONS THAT, AT THE TIME AND IN THE LIGHT OF THE CIRCUMSTANCES UNDER WHICH IT IS MADE, IS A MISREPRESENTATION.

TSX venture EXCHANGE TSX

#82-3553

March 8, 2004

Fax: 604-683-4499

Raytec Development Corp.
1104 – 750 West Pender Street
Vancouver, BC
V6C 2T8

Attention: Jerry A. Minni

Dear Sirs\Mesdames:

Re: RAYTEC DEVELOPMENT CORP. ("RAY")
Private Placement-Non-Brokered – Submission #91227

This is to confirm that TSX Venture Exchange has accepted for filing documentation with respect to a Non-Brokered Private Placement announced February 17, 2004:

Number of Shares:	1,000,000 shares
Purchase Price:	$0.15 per share
Warrants:	1,000,000 share purchase warrants to purchase 1,000,000 shares
Warrant Exercise Price:	$0.19 for a two year period
Number of Placees:	one placee

Insider / Pro Group Participation:

Name	**Insider=Y / ProGroup=P / New Insider=N [in the event warrants are exercised]**	**# of Shares**
Jerri Minni	Y	1,000,000

Pursuant to Corporate Finance Policy 4.1, Section 1.11(d), the Company must issue a news release announcing the closing of the private placement and setting out the expiry dates of the hold period(s). The Company must also issue a news release if the private placement does not close promptly.

This fax will be the only copy you receive. Should you have any questions, please contact the undersigned at (604) 643-6524 / FAX: (604) 844-7502 / EMAIL: colleen.chambers@tsxventure.com.

Yours truly,

Colleen Chambers /nl

Colleen Chambers
Analyst
Listed Issuer Services

CC\nl

File: ::ODMA\PCDOCS\DOCP\126249 2\1

#82-3553

Form 45-103F4
Report of Exempt Distribution

Issuer information

1. State the full name, address and telephone number of the issuer of the security distributed. Include former name if name has changed since last report. If this report is filed by a vendor, other than the issuer, also state the full name and address of the vendor.

Raytec Development Corp.

1104-750 West Pender Street

Vancouver BC

V6C 2T8

Canada

()

2. State whether the issuer is or is not a reporting issuer and, if reporting, each of the jurisdictions in which it is reporting.

Reporting

British Columbia

Alberta

Details of distribution

3. State the distribution date. If the report is being filed for securities distributed on more than one distribution date, state all distribution dates.

03/08/2004

4. For each security distributed:
(a) describe the type of security, and
(b) state the total number of securities distributed. If the security is convertible or exchangeable, describe the type of underlying security, the terms of exercise or conversion and any expiry date.

Units		1,000,000.00	
	Common Shares	Each unit consists of one common share and one share purchase warrant to purchase one common share at a price of $0.19 per share for a two year period.	03/08/2006

5. Provide details of the distribution by completing the attached schedule.

6. Complete the following table for each Canadian and foreign jurisdiction where purchasers of the securities reside. Provide a total dollar value of all securities distributed in all jurisdictions. Do not include in this table, securities issued as payment for commissions or finder's fees disclosed under item 7, bellow.

Each jurisdiction where purchasers reside	Price per security (Canadian $)	Total dollar value raised from purchasers in the jurisdiction (Canadian $)
CAN BC	0.15	$150,000.00
Total dollar value of distribution in all jurisdictions (Canadian$)	**0.15**	**$150,000.00**

Commissions and finder's fees

7. Provide the following information for each person who is being compensated in connection with the distribution(s). When disclosing compensation paid or to be paid, include discounts, commissions or other fees or payments of a similar nature directly related to the distribution. Do not include payments for services incidental to the trade, such as clerical, printing, legal or accounting services.

Full name and address of person being compensated	Compensation paid (in Canadian $ and, if applicable, number and type of securities)	Exemption relied on and date of distribution (if applicable)	Price per share (Canadian $)
Not Applicable			

Certificate

On behalf of the issuer (or vendor), I certify that the statements made in this report and in each schedule to this report are true

Date: 03/14/2004

Raytec Development Corp.

Name of issuer or vendor (please print)

Jerry Minni President

Print name and position of person signing

Jerry Minni

Signature

Schedule

Provide the following information on a separate page attached to this report for each type of security distributed. **The information in this schedule will not be placed on the public file of any securities regulatory authority.**

If the report is being filed for securities distributed on more than one distribution date, add a column to identify the dates the securities were distributed.

In British Columbia, for distribution under the exemptions in Part 4 of Multilateral Instrument 45-103 *Capital Raising Exemptions*, non-reporting issuers must also give the telephone and e-mail address of the purchaser. If the purchaser has refused to provide this information, the issuer must include a statement to this effect in the report.

Do not include in this table, securities issued a payment of commissions or finder's fees disclosed under item 7 of the form.

Full name and residental address of purchaser	Number and type of securities purchased	Total purchase price (Canadian $)	Exemption relied on	Date distributed
Jerry Minni #1104-750 West Pender Street Vancouver V6C 2T8 BC Canada	Units 1,000,000.00	$150,000.00	ACT 74(2)(9)	03/08/2004

IT IS AN OFFENCE TO MAKE A MISREPRESENTATION IN THIS REPORT

Instruction:

1. File this report and the applicable fee with the securities regulatory authority in each jurisdiction in which the issuer has distributed securities on or before the 10th day after the distribution of the security.

2. If distributions have not occurred within 10 days of each other, separate reports must be filed.

3. In order to determine the fee payable, consult the securities legislation of each jurisdiction. In some jurisdictions, the fee is calculated as a percentage of the proceeds realized by the issuer from, or total dollar value of, the securities distributed in that jurisdiction, as set out in item 5 of this report.

Notice - Collection and use of personal information

The personal information required under this form is collected on behalf of and used by the securities regulatory authorities for the purposes of the administration and enforcement of the securities legislation. Freedom of information legislation in certain jurisdictions may require the securities regulatory authority to make this information available if requested. As a result, the public may be able to obtain access to the information.

If you have any questions about the collection and use of this information, contact the securities regulatory authorities in the jurisdictions where the form is filed, at the address(es) set out below.

Alberta Securities Commission
4th Floor, 300 - 5th Avenue SW
Calgary, AB T2P 3C4
Telephone: (403) 297-6454
Facsimile: (403) 297-6156

British Columbia Securities Commission
P.O. Box 10142, Pacific Centre
701 West Georgia Street
Vancouver, BC V7Y 1L2
Telephone: (604) 899-6854
Toll free in British Columbia and Alberta 1-800-373-6393
Facsimile: (604) 899-6506

The Manitoba Securities Commission
1130 - 405 Broadway Avanue
Winnipeg, MB R3C 3L6
Telephone: (204) 945-2548
Facsimile: (204) 945-0330

Securities Commission of Newfoundland
P.O. Box 8700
2nd Floor, West Block
Confederation Building
St. John's, NFLD A1B 4J6
Telephone: (709) 729-4189
Facsimile: (709) 729-6187

Government of the Northwest Territories
Department of Justice
Securities Registry
1st Floor Stuart M. Hodgson Building
5009 - 49th Street
Yellowknife, NT X1A 2L9
Telephone: (867) 920-3318
Facsimile: (867) 873-0243

Nova Scotia Securities Commission
2nd Floor, Joseph Howe Building
1690 Hollis Street
Halifax, NS B3J 3J9
Telephone: (902) 424-7768
Facsimile: (902) 424-4625

Government of Nunavut
Department of Justice
Legal Registries Division
P.O. Box 1000 - Station 570
1st Floor, Brown Building
Iqaluit NU X0A 0H0
Telephone: (867) 975-6190
Facsimile: (867) 975-6194

Prince Edward Island Securities Office
95 Rochford Street, P.O. Box 2000
Charlottetown, PE C1A 7N8
Telephone: (902) 368-4569
Facsimile: (902) 368-5283

Saskatchewan Financial Services Commission
6th Floor
1919 Saskatchewan Drive
Regina, SK S4P 3V7
Telephone: (306) 787-5879
Facsimile: (306) 787-5899

#82-3553

RAYTEC DEVELOPMENT CORP.
(the "Company")

ADVANCE NOTICE OF ANNUAL GENERAL MEETING

TAKE NOTICE that the Company will hold a general meeting of its shareholders at which directors are to be elected on Tuesday, April 13, 2004. The record date for this meeting is March 9, 2004.

The Company invites written nominations for directors signed by shareholders holding in the aggregate not less than 10% of the shares having the right to vote at the meeting.

If any such nomination is delivered to the registered office of the Company, 1100 - 888 Dunsmuir Street, Vancouver, British Columbia, V6C 3K4, not less than 35 days before the date of the meeting, accompanied by the information as to the nominees required to be furnished in the Information Circular, the Company will include the names of the nominees in the Information Circular sent to the members by management of the Company pursuant to Sections 153 and 154 of the Company Act (British Columbia).

Persons are not qualified to become or to act as directors of the Company who are under the age of 18 years, found to be incapable of managing their affairs by reason of mental infirmity, undischarged bankrupts, or included in certain other categories set out in section 114 of the Company Act (British Columbia). No additional qualifications are provided by the articles of the Company.

#82-3553

BC FORM 51-901F

QUARTERLY REPORT AND YEAR END REPORT

Incorporated as part of: <u>   X   </u> **Schedule A**

______ **Schedule B & C**

ISSUER DETAILS:

NAME OF ISSUER:	Raytec Development Corp.
ISSUER'S ADDRESS:	1104 - 750 West Pender Street, Vancouver, B.C. V6C 2T8
ISSUER TELEPHONE NUMBER:	(604) 683-8610
CONTACT PERSON:	Jerry A. Minni
CONTACT'S POSITION:	President
CONTACT TELEPHONE NUMBER:	(604) 683-8610
FOR QUARTER ENDED:	January 31, 2004
DATE OF REPORT:	March 31, 2004

CERTIFICATE

THE SCHEDULE(S) REQUIRED TO COMPLETE THIS QUARTERLY REPORT ARE ATTACHED AND THE DISCLOSURE CONTAINED THEREIN HAS BEEN APPROVED BY THE BOARD OF DIRECTORS. A COPY OF THIS QUARTERLY REPORT WILL BE PROVIDED TO ANY SHAREHOLDER WHO REQUESTS IT. PLEASE NOTE THIS FORM IS INCORPORATED AS PART OF BOTH THE REQUIRED FILING OF SCHEDULE A AND SCHEDULES B & C.

"Jerry A. Minni"	Jerry A. Minni	"04/03/31"
DIRECTOR'S SIGNATURE	PRINT NAME IN FULL	DATE SIGNED (YY/MM/DD)
"Jerry M. Bella"	Jerry M. Bella	"04/03/31"
DIRECTOR'S SIGNATURE	PRINT NAME IN FULL	DATE SIGNED (YY/MM/DD)

RAYTEC DEVELOPMENT CORP.

CONSOLIDATED FINANCIAL STATEMENTS

JANUARY 31, 2004

(UNAUDITED)

PREPARED BY MANAGEMENT

RAYTEC DEVELOPMENT CORP.

CONSOLIDATED BALANCE SHEET AS AT JANUARY 31, 2004

ASSETS

	Jan. 31, 2004	Oct. 31, 2003
CURRENT		
Cash and short term investments	$ 25,475	$ 54,598
Accounts receivable	656,028	689,177
Inventories	368,681	362,887
Prepaid expenses and deposits	15,205	33,337
	1,065,389	1,139,999
CAPITAL ASSETS (Note 3)	86,449	87,777
PATENTS, TRADEMARKS AND LICENCES	54,522	65,445
	$ 1,216,360	$ 1,293,221

LIABILITIES

	Jan. 31, 2004	Oct. 31, 2003
CURRENT		
Short term indebtedness (Note 4)	$ 384,956	$ 611,056
Accounts payable and accrued liabilities	807,490	1,377,098
Advances	613,978	292,261
Deferred revenue	248,633	265,384
Current portion of long-term debt	894,747	620,799
	2,949,804	3,166,598
SUBSCRIPTIONS RECEIVED	490,484	490,484
	3,440,288	3,657,082

SHAREHOLDERS' EQUITY

	Jan. 31, 2004	Oct. 31, 2003
SHARE CAPITAL (Note 5)	14,190,448	14,190,449
DEFICIT	(16,414,376)	(16,554,310)
	(2,223,928)	(2,363,861)
	$ 1,216,360	$ 1,293,221

APPROVED BY THE DIRECTORS:

"Jerry A. Minni"

"Jerry M. Bella"

The accompanying notes are an integral part of the financial statements.

PREPARED BY MANAGEMENT

RAYTEC DEVELOPMENT CORP.

CONSOLIDATED STATEMENT OF DEFICIT

FOR THE THREE MONTH PERIOD JANUARY 31, 2004

	THREE MONTHS ENDED JANUARY 31	
	2004	2003
DEFICIT, BEGINNING OF PERIOD	$ (16,492,305)	$ (16,246,238)
NET INCOME (LOSS) FOR THE PERIOD	77,929	(250,321)
DEFICIT, END OF PERIOD	$ (16,414,376)	$ (16,496,559)

The accompanying notes are an integral part of these financial statements.

PREPARED BY MANAGEMENT

RAYTEC DEVELOPMENT CORP.

CONSOLIDATED STATEMENT OF LOSS

FOR THE THREE MONTH PERIOD ENDED JANUARY 31, 2004

	THREE MONTHS ENDED JANUARY 31	
	2004	2003
SALES	$ 792,840	$ 1,116,587
COST OF SALES		
Material, wages and subcontracts	459,804	845,980
GROSS PROFIT	333,036	270,607
OPERATING EXPENSES		
Investor communications	13,758	33,449
Office and miscellaneous	68,562	134,363
Professional fees	22,642	26,201
Rent	33,988	23,379
Sales and marketing	71,911	133,384
Telephone	15,658	7,061
Transfer agent and filing fees	10,635	3,204
Travel	5,885	5,960
Wages and employee benefits	111,469	129,541
	354,508	496,542
OPERATING INCOME (LOSS)	(21,472)	(225,935)
OTHER EXPENSES (INCOME)		
Amortization	7,277	32,768
Exchange loss/gain	(163,777)	(71,628)
Interest expense	40,201	52,312
Other expenses	17,614	10,934
Gain on sale of investments	(716)	-
	(99,401)	24,386
NET INCOME (LOSS) FOR THE PERIOD	$ 77,929	$ (250,321)
LOSS PER SHARE	$ 0.01	$ 0.01

The accompanying notes are an integral part of these financial statements.

PREPARED BY MANAGEMENT

RAYTEC DEVELOPMENT CORP.

CONSOLIDATED STATEMENT OF CHANGES IN FINANCIAL POSITION

FOR THE THREE MONTH PERIOD ENDED JANUARY 31, 2004

	THREE MONTHS ENDED JANUARY 31	
	2004	2003
OPERATING ACTIVITIES		
Net income (loss) for the period	$ 77,929	(250,321)
Add items not involving cash:		
Amortization	7,277	32,768
	85,206	(217,553)
Cash provided (used) by net changes in non-cash working capital items	(114,329)	87,409
	(29,123)	(130,144)
FINANCING ACTIVITIES		
Proceeds from share subscriptions	-	175,464
Long-term debt (net)	-	(975)
	-	174,489
INVESTING ACTIVITIES		
Acquisition of capital assets	-	-
INCREASE (DECREASE) IN CASH	(29,123)	44,345
CASH, BEGINNING OF PERIOD	54,598	(114,540)
CASH, END OF PERIOD	$ 25,475	$ (70,195)

The accompanying notes are an integral part of these financial statements.

PREPARED BY MANAGEMENT

RAYTEC DEVELOPMENT CORP.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

JANUARY 31, 2004

1. NATURE OF OPERATIONS

The Company is engaged, in the distribution of perishable control systems for the retail and wholesale grocery industry in the development and marketing of products and processes for protection of perishable products and bacterial control.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

a) Principles of Consolidation

These financial statements present the financial position, results of operations and changes in financial position of the Company and its subsidiaries on a going concern basis in accordance with Canadian generally accepted accounting principles.

b) Revenue Recognition

Sales of perishable control systems are recorded upon substantial completion of performance. Performance is considered to be substantially complete upon shipment of goods.

c) Foreign Currency Translation

Transactions and balances in foreign currencies are translated into Canadian dollars using the temporal method. Accordingly revenue, expenses and non-monetary balances are translated at the rate of exchange prevailing at the transaction dates, and monetary balances are translated at the rate prevailing at the balance sheet date. Resulting exchange gains and losses are included in the determination of income.

d) Inventory

Inventory consists chiefly of component parts recorded at the lower of cost, determined on a first-in-first-out basis, and net realizable value.

e) Capital Assets

Amortization is recorded over the useful lives of the assets which are estimated to be as follows:

Property and equipment:	
Equipment	3 to 5 years
Furniture and fixtures	3 to 5 years
Leasehold improvements	3 years
Vehicles	3 to 5 years
Patents and trademarks	17 years

f) Goodwill

Goodwill arose upon the acquisition of shares in the subsidiaries and assets which represent the excess of the purchase prices over the fair market value of the underlying net tangible assets. Goodwill is amortized over 40 years by the straight-line method.

g) Deferred Development Costs

Costs incurred in the development of new products and processes for the protection of perishable foods and bacterial control are deferred until commencement of commercial production or abandonment of development. Where commercial production proceeds, the related costs are amortized over the estimated economic life of the product or process. Where development is abandoned, the related costs are written off.

h) Loss per Share

The loss per share is based on the weighted average number of shares outstanding during the year.

3. CAPITAL ASSETS

Capital assets consist of the following:

	2004	2003
Equipment	$ 269,246	$ 269,246
Furniture and fixtures	57,001	57,001
Vehicles	3,191	3,191
Leasehold improvements	98,242	98,242
	427,680	427,680
Less: Accumulated amortization	341,231	(339,903)
	$ 86,449	$ 87,777

4. SHORT TERM INDEBTEDNESS

The short term indebtedness is a line of credit with a limit of US $800,000, due on May 16, 2004 and secured by a first lien position on accounts receivable, contract rights, chattel paper, documents instruments, general intangibles, raw materials, work in progress, finished goods and proceeds thereof. The lien bears interest at 0.05% applied to the daily outstanding balance, equivalent to 1.5% per month.

5. SHARE CAPITAL

a) Authorized

100,000,000 Common shares without par value.

b) Issued and Fully Paid:

	Number of Shares	Amount
Balance October 31, 2003 and January 31, 2004	7,177,305	$ 14,190,449

See Note 7

c) Warrants

As at January 31, 2004 the following warrants were outstanding:

Number or Warrants	Exercise Price	Expiry Date
NIL		

d) Options

As at January 31, 2004, the following directors and employee stock options were outstanding:

Number of Options	Exercise Price	Expiry Date
110,000	$ 0.30	June 4, 2004
100,000	$ 0.37	August 5 2004
450,000	$ 0.30	October 22, 2005

6. COMMITMENTS

Annual minimum rental obligations under an operating lease for premises are as follows:

2004	$ 177,000
2005	185,000
2006	110,000
	$ 472,000

8. SUBSEQUENT EVENT

Subsequent to January 31, 2004, the Company completed a private placement of 1,000,000 units at $0.15 each for total proceeds of $150,000. Each unit consists of one share and one share purchase warrant exercisable at $0.19 each for a two year period.

Subsequent to January 31, 2004, the Company completed a private placement of 681,000 units at $0.22 each for total proceeds of $149,820. Each unit consists of one share and one share purchase warrant exercisable at $0.30 each for a two year period.

Subsequent to January 31, 2003, a subsidiary of the Company completed a purchase placement of 2,000,000 common shares at US $0.17 each for total proceeds of US $340,000, diluting the Company's ownership from 100% to 80%.

BC FORM 51-901F

QUARTERLY REPORT AND YEAR END REPORT

Incorporated as part of:______ Schedule A

__X__ Schedule B & C

ISSUER DETAILS:

NAME OF ISSUER:	Raytec Development Corp.
ISSUER'S ADDRESS:	1104 - 750 West Pender Street, Vancouver, B.C. V6C 2T8
ISSUER TELEPHONE NUMBER:	(604) 683-8610
CONTACT PERSON:	Jerry A. Minni
CONTACT'S POSITION:	President
CONTACT TELEPHONE NUMBER:	(604) 683-8610
WEB ADDRESS:	www.raytecnet.com
FOR QUARTER ENDED:	January 31, 2004
DATE OF REPORT:	March 31, 2004

CERTIFICATE

THE SCHEDULE(S) REQUIRED TO COMPLETE THIS QUARTERLY REPORT ARE ATTACHED AND THE DISCLOSURE CONTAINED THEREIN HAS BEEN APPROVED BY THE BOARD OF DIRECTORS. A COPY OF THIS QUARTERLY REPORT WILL BE PROVIDED TO ANY SHAREHOLDER WHO REQUESTS IT. PLEASE NOTE THIS FORM IS INCORPORATED AS PART OF BOTH THE REQUIRED FILING OF SCHEDULE A AND SCHEDULES B & C.

"Jerry A. Minni"	Jerry A. Minni	"04/03/31"
DIRECTOR'S SIGNATURE	PRINT NAME IN FULL	DATE SIGNED (YY/MM/DD)
"Jerry M. Bella"	Jerry M. Bella	"04/03/31"
DIRECTOR'S SIGNATURE	PRINT NAME IN FULL	DATE SIGNED (YY/MM/DD)

SCHEDULE A: FINANCIAL INFORMATION

See attached financial statements of the Company for the period ended January 31, 2004.

1. Analysis of expenses and deferred costs:
   a) Breakdown of expenditures by major category:
      See Schedule A - Financial Statements

2. Related party transactions:
   a) There were no related party transactions during the period.

3. Summary of securities issued and options granted during the period:
   a) Securities issued during the period:
      No securities were issued during the period.

   b) Options granted during the period:
      No options were granted during the period.

4. Summary of securities at the end of the reporting period:
   a) Authorized capital stock:
      See Schedule A - Financial Statements - Note 5 (a).
   b) Issued capital stock:
      See Schedule A - Financial Statements - Note 5 (b).
   c) Options, warrants and convertible securities outstanding:
      See Schedule A - Financial Statements - Note 5 (c).
   d) Shares in escrow of subject pooling:
      There are no shares subject to escrow or a pooling agreement.

5. List of directors and officers
   a) Directors:
      Jerry A. Minni
      Robin D.A. Blues
      Jerry M. Bella
   b) Officers:
      Jerry A. Minni - Chairman, President, Chief Executive Officer, Chief Financial Officer
      Toni Vodola - Secretary

SCHEDULE C: MANAGEMENT DISCUSSION AND ANALYSIS

Description of the Business

The Company is a leading manufacturer, developer and marketer of perishable food control systems and antimicrobial products. As a result of various acquisitions and technological developments the three key components of the Company's business are defined as follows:

- ***Core Business*** - Manufacture, development and marketing of misting, humidification and water treatment equipment for the retail and food storage industry.
- ***Service*** - Installation, preventive maintenance and emergency service through a well-trained network of field technicians.
- ***Antimicrobials*** - Manufacture and marketing of a proprietary line of chlorine dioxide-based products for all aspects of food processing and sanitation.

Discussion of Operations and Financial Conditions

The Company's consolidated revenues for the first quarter was $792,840, down from $1.11 million for the comparative period. The decrease was a result of general market and economic conditions. The Company is projecting an overall increase in sales in our core business in fiscal 2004. The sales in the antimicrobial division were less than anticipated due to delays in registration of products.

Manufacturing and installation costs for the first quarter was 58.0% of revenues, down 17.77% from the comparative period. The change was attributed to product mix.

General and administrative expenses were approximately the same during the first quarter. The Company continues to seek ways to decrease its administrative costs each year.

Selling and marketing expenses remained consistent with the comparable period.

The Company did not undertake any material investing activities during the first quarter.

During the first quarter the Company reported an operating income of $77,929 as compared to an operating loss of $250,321 for the comparative period. In the current year the Company has adopted a policy of expensing all development cost previously capitalized.

The Company has annual minimum rental obligations under leases for premises, which amount to $472,000 over the next three years.

The Company recently announced that it intends to take its technology subsidiary, Raytec Technologies Inc. public in effort to focus the core business and the technology subsidiary on growth opportunities in their most promising markets. The Company will maintain majority control of the subsidiary and will continue to work closely with respect to applications for perishable products.

There were no legal proceedings against the Company during the first quarter.

The Company has not entered into an investor relations activity contract with an outside firm. The Company's investor relations activities involve addressing responses to shareholders of questions directed to the directors.

Subsequent Events

Subsequent to January 31, 2004, the Company completed two private placements totaling 1,681,000 units to net the Company $299,820

Subsequent to January 31, 2004, a subsidiary of the Company completed a private placement of 2,000,000 shares to net the subsidiary US $340,000

Financings Conditions, Liquidity and Solvency

The Company utilized credit facilities available during the year and from time to time relies on the sale of its treasury shares to investors to raise the required capital to fund its operations and development. A number of factors affect the ability of the Company to sell shares to raise capital for its business activities. These include stock market conditions, the Company's previous record in such endeavors and the experience and reputation of its management.

The Company intends to continue to finance its growth and operations primarily through internal cash flow, equity offerings and short-term borrowings as required.

The Company's working capital deficiency at January 31, 2004 was $1,884,415. Subsequently to January 31, 2004, the Company received $790,304 from the completion of two private placements.